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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Myogen, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

62856E 10 4

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Page 1 of 16 pages

13G
CUSIP No. 62856E 10 4			Page 2 of 16

1.	Name of Reporting Person: Sequel Venture Partners III, L.L.C. ("SVP III")		I.R.S. Identification Nos. of above persons (entities only): 84-1561872

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
5.	Sole Voting Power:
1,363,164 shares, of which 1,326,305 shares are directly owned by Sequel Limited Partnership III ("SLP III") and 36,859 shares are directly owned by Sequel Entrepreneurs' Fund III, L.P. ("SEF III"). SVP III, the general partner of SLP III and SEF III, may be deemed to have sole power to vote all of these shares. SVP III hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

		6.	Shared Voting Power: 0

7.	Sole Dispositive Power:
1,363,164 shares, of which 1,326,305 shares are directly owned by SLP III and 36,859 shares are directly owned by SEF III. SVP III, the general partner of SLP III and SEF III, may be deemed to have sole power to vote all of these shares. SVP III hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
1,363,164 shares, of which 1,326,305 shares are directly owned by SLP III and 36,859 shares are directly owned by SEF III. SVP III, the general partner of SLP III and SEF III, may be deemed to have sole power to vote all of these shares. SVP III hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 3.8%

12.	Type of Reporting Person: OO

Page 2 of 16 pages

13G
CUSIP No. 62856E 10 4			Page 3 of 16

1.	Name of Reporting Person: Sequel Limited Partnership III		I.R.S. Identification Nos. of above persons (entities only): 84-1561871

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,326,305 shares

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,326,305 shares

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,326,305 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 3.7%

12.	Type of Reporting Person: PN

Page 3 of 16 pages

13G
CUSIP No. 62856E 10 4			Page 4 of 16

1.	Name of Reporting Person: Sequel Entrepreneurs' Fund III, L.P.		I.R.S. Identification Nos. of above persons (entities only): 84-1568047

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 36,859 shares

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 36,859 shares

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 36,859 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.1%

12.	Type of Reporting Person: PN

Page 4 of 16 pages

13G
CUSIP No. 62856E 10 4			Page 5 of 16

1.	Name of Reporting Person: Sequel Venture Partners I, L.L.C. ("SVP I")		I.R.S. Identification Nos. of above persons (entities only): 84-1375874

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
5.	Sole Voting Power:
692,721 shares, of which 499,633 shares are directly owned by Sequel Limited Partnership ("SLP I") and 193,088 shares are directly owned by Sequel Euro Limited Partnership ("SE I"). SVP I, the general partner of SLP I and SE I, may be deemed to have sole power to vote all of these shares. SVP I hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

		6.	Shared Voting Power: 0

7.	Sole Dispositive Power:
692,721 shares, of which 499,633 shares are directly owned by SLP I and 193,088 shares are directly owned by SE I. SVP I, the general partner of SLP I and SE I, may be deemed to have sole power to vote all of these shares. SVP I hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
692,721 shares, of which 499,633 shares are directly owned by SLP I and 193,088 shares are directly owned by SE I. SVP I, the general partner of SLP I and SE I, may be deemed to have sole power to vote all of these shares. SVP I hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.9%

12.	Type of Reporting Person: OO

Page 5 of 16 pages

13G
CUSIP No. 62856E 10 4			Page 6 of 16

1.	Name of Reporting Person: Sequel Limited Partnership		I.R.S. Identification Nos. of above persons (entities only): 84-1375878

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 499,633 shares

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 499,633 shares

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 499,633 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.4%

12.	Type of Reporting Person: PN

Page 6 of 16 pages

13G
CUSIP No. 62856E 10 4			Page 7 of 16

1.	Name of Reporting Person: Sequel Euro Limited Partnership		I.R.S. Identification Nos. of above persons (entities only): 84-1433307

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 193,088 shares

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 193,088 shares

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 193,088 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.5%

12.	Type of Reporting Person: PN

Page 7 of 16 pages

13G
CUSIP No. 62856E 10 4			Page 8 of 16

1.	Name of Reporting Person: Timothy H. Connor ("THC")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

6.	Shared Voting Power:
1,363,164 shares, of which 1,326,305 shares are directly owned by Sequel Limited Partnership III ("SLP III") and 36,859 shares are directly owned by Sequel Entrepreneurs' Fund III, L.P. ("SEF III"). THC is a Manager of Sequel Venture Partners III, L.L.C. ("SVP III"), the General Partner of SLP III and SEF III. THC may be deemed to have shared power to vote all of these shares. THC hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

		7.	Sole Dispositive Power: 0

8.	Shared Dispositive Power:
1,363,164 shares, of which 1,326,305 shares are directly owned by SLP III, 36,859 shares are directly owned by SEF III. THC is a Manager of SVP III, the General Partner of SLP III and SEF III. THC may be deemed to have shared power to vote all of these shares. THC hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,363,164 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 3.8%

12.	Type of Reporting Person: IN

Page 8 of 16 pages

13G
CUSIP No. 62856E 10 4			Page 9 of 16

1.	Name of Reporting Person: John T. Greff ("JTG")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

6.	Shared Voting Power:
2,055,885 shares, of which 1,326,305 shares are directly owned by Sequel Limited Partnership III ("SLP III"), 36,859 shares are directly owned by Sequel Entrepreneurs' Fund III, L.P. ("SEF III"), 499,633 shares are directly owned by Sequel Limited Partnership ("SLP I") and 193,088 shares are directly owned by Sequel Euro Limited Partnership ("SE I"). JTG is a Manager of Sequel Venture Partners III, L.L.C. ("SVP III"), the General Partner of SLP III and SEF III and a Manager of Sequel Venture Partners I, L.L.C. ("SVP I"), the General Partner of SLP I and SE I. JTG may be deemed to have shared power to vote all of these shares. JTG hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

		7.	Sole Dispositive Power: 0

8.	Shared Dispositive Power:
2,055,885 shares, of which 1,326,305 shares are directly owned by SLP III, 36,859 shares are directly owned by SEF III, 499,633 shares are directly owned by SLP I and 193,088 shares are directly owned by SE I. JTG is a Manager of SVP III, the General Partner of SLP III and SEF III and a Manager of SVP I, the General Partner of SLP I and SE I. JTG may be deemed to have shared power to vote all of these shares. JTG hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,055,885 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.8%

12.	Type of Reporting Person: IN

Page 9 of 16 pages

13G
CUSIP No. 62856E 10 4			Page 10 of 16

1.	Name of Reporting Person: Kinney L. Johnson (“KLJ”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

6.	Shared Voting Power:
2,055,885 shares, of which 1,326,305 shares are directly owned by Sequel Limited Partnership III (“SLP III”), 36,859 shares are directly owned by Sequel Entrepreneurs’ Fund III, L.P. (“SEF III”), 499,633 shares are directly owned by Sequel Limited Partnership (“SLP I”) and 193,088 shares are directly owned by Sequel Euro Limited Partnership (“SE I”). KLJ is a Manager of Sequel Venture Partners III, L.L.C. (“SVP III”), the General Partner of SLP III and SEF III and a Manager of Sequel Venture Partners I, L.L.C. (“SVP I”), the General Partner of SLP I and SE I. KLJ may be deemed to have shared power to vote all of these shares. KLJ hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

		7.	Sole Dispositive Power: 0

8.	Shared Dispositive Power:
2,055,885 shares, of which 1,326,305 shares are directly owned by SLP III, 36,859 shares are directly owned by SEF III, 499,633 shares are directly owned by SLP I and 193,088 shares are directly owned by SE I. KLJ is a Manager of SVP III, the General Partner of SLP III and SEF III and a Manager of SVP I, the General Partner of SLP I and SE I. KLJ may be deemed to have shared power to vote all of these shares. KLJ hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,055,885 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.8%

12.	Type of Reporting Person: IN

Page 10 of 16 pages

13G
CUSIP No. 62856E 10 4			Page 11 of 16

1.	Name of Reporting Person: Daniel J. Mitchell (“DJM”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

6.	Shared Voting Power:
2,055,885 shares, of which 1,326,305 shares are directly owned by Sequel Limited Partnership III (“SLP III”), 36,859 shares are directly owned by Sequel Entrepreneurs’ Fund III, L.P. (“SEF III”), 499,633 shares are directly owned by Sequel Limited Partnership (“SLP I”) and 193,088 shares are directly owned by Sequel Euro Limited Partnership (“SE I”). DJM is a Manager of Sequel Venture Partners III, L.L.C. (“SVP III”), the General Partner of SLP III and SEF III and a Manager of Sequel Venture Partners I, L.L.C. (“SVP I”), the General Partner of SLP I and SE I. DJM may be deemed to have shared power to vote all of these shares. DJM hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

		7.	Sole Dispositive Power: 0

8.	Shared Dispositive Power:
2,055,885 shares, of which 1,326,305 shares are directly owned by SLP III, 36,859 shares are directly owned by SEF III, 499,633 shares are directly owned by SLP I and 193,088 shares are directly owned by SE I. DJM is a Manager of SVP III, the General Partner of SLP III and SEF III and a Manager of SVP I, the General Partner of SLP I and SE I. DJM may be deemed to have shared power to vote all of these shares. DJM hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,055,885 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.8%

12.	Type of Reporting Person: IN

Page 11 of 16 pages

13G
CUSIP No. 62856E 10 4			Page 12 of 16

1.	Name of Reporting Person: Thomas G. Washing (“TGW”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

6.	Shared Voting Power:
2,055,885 shares, of which 1,326,305 shares are directly owned by Sequel Limited Partnership III (“SLP III”), 36,859 shares are directly owned by Sequel Entrepreneurs’ Fund III, L.P. (“SEF III”), 499,633 shares are directly owned by Sequel Limited Partnership (“SLP I”) and 193,088 shares are directly owned by Sequel Euro Limited Partnership (“SE I”). TGW is a Manager of Sequel Venture Partners III, L.L.C. (“SVP III”), the General Partner of SLP III and SEF III and a Manager of Sequel Venture Partners I, L.L.C. (“SVP I”), the General Partner of SLP I and SE I. TGW may be deemed to have shared power to vote all of these shares. TGW hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

		7.	Sole Dispositive Power: 0

8.	Shared Dispositive Power:
2,055,885 shares, of which 1,326,305 shares are directly owned by SLP III, 36,859 shares are directly owned by SEF III, 499,633 shares are directly owned by SLP I and 193,088 shares are directly owned by SE I. TGW is a Manager of SVP III, the General Partner of SLP III and SEF III and a Manager of SVP I, the General Partner of SLP I and SE I. TGW may be deemed to have shared power to vote all of these shares. TGW hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,055,885 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.8%

12.	Type of Reporting Person: IN

Page 12 of 16 pages

Item 1(a).   Name of Issuer:

Myogen, Inc.

Item 1(b).   Address of Issuer’s Principal Executive Offices:

7575 West 103rd Avenue, Suite 102
Westminster, CO 80021-5426

Item 2(a).Name of Person Filing:

Sequel Venture Partners III, L.L.C. (“SVP III”)
Sequel Limited Partnership III (“SLP III”)
Sequel Entrepreneurs’ Fund III, L.P. (“SEF III”)
Sequel Venture Partners I, L.L.C. (“SVP I”)
Sequel Limited Partnership (“SLP I”)
Sequel Euro Limited Partnership (“SE I”)
Timothy H. Connor (“THC”)
John T. Greff (“JTG”)
Kinney L. Johnson (“KLJ”)
Daniel J. Mitchell (“DJM”)
Thomas G. Washing (“TGW”)

SVP III is the General Partner of SLP III and SEF III, and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by SLP III and SEF III. SVP I is the General Partner of SLP I and SE I and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by SLP I and SE I. THC, JTG, KLJ, DJM and TGW are Managers of SVP III and may be deemed to have shared power to vote and shared power to dispose of the shares of Issuer directly owned by SLP III and SEF III. JTG, KLJ, DJM and TGW are Managers of SVP I and may be deemed to have shared power to vote and shared power to dispose of the shares of Issuer directly owned by SLP I and SE I.

Item 2(b).   Address of Principal Business Office or, if none, Residence:

4430 Arapahoe Avenue
Suite 220
Boulder, CO 80303

Item 2(c).Citizenship:

SVP III:	Delaware
SLP III:	Delaware
SEF III:	Delaware
SVP I:	Delaware
SLP I:	Delaware
SE I:	Delaware
THC, JTG, KLJ, DJM and TGW: United States

Item 2(d).   Title of Class of Securities:

Common Stock

Item 2(e).   CUSIP Number:

62856E 10 4

Item 3.   If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.   Ownership.

See rows 5 through 11 of the cover pages.

Page 13 of 16 pages

Item 5.   Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the SLP III, SEF III, SLP I and SE I Limited Partnership Agreements and the SVP III and SVP I Operating Agreements, the respective Limited Partners, General Partners and Members of each of those entities have the right to receive dividends or distributions from, or the proceeds from the sale of, the Common Stock of Myogen, Inc. owned by each such entity.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.   Identification and Classification of Members of the Group.

Not applicable.

Item 9.   Notice of Dissolution of a Group.

Not applicable.

Item 10.   Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

/s/ John T. Greff
John T. Greff, individually and on behalf of Sequel Venture Partners III, L.L.C. in his capacity as a Manager thereof, on behalf of Sequel Limited Partnership III and Sequel Entrepreneurs’ Fund III, L.P. in his capacity as a Manager of Sequel Venture Partners III, L.L.C., the General Partner of Sequel Limited Partnership III and Sequel Entrepreneurs Fund III, L.P., on behalf of Sequel Venture Partners I, L.L.C. in his capacity as a Manager thereof, and on behalf of Sequel Limited Partnership and Sequel Euro Limited Partnership in his capacity as a Manager of Sequel Venture Partners I, L.L.C., the General Partner of Sequel Limited Partnership and Sequel Euro Limited Partnership

/s/ Timothy H. Connor
Timothy H. Connor

/s/ Kinney L. Johnson
Kinney L. Johnson

/s/ Daniel J. Mitchell
Daniel J. Mitchell

/s/ Thomas G. Washing
Thomas G. Washing

Page 14 of 16 pages

Exhibit Index

Sequentially Numbered
Exhibit	Page
Agreement of Joint Filing	16

Page 15 of 16 Pages